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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27897

8-27897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONFIDENTIAL

SEI INVESTMENTS DISTRIBUTION CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Freedom Valley Drive
(No. and Street)

Oaks	Pennsylvania	19456
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine J. Chou (610) 676-1987
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
202
SECTION

3/21/05
3-22-2005

OATH OR AFFIRMATION

I, Maxine J. Chou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SEI INVESTMENTS DISTRIBUTION CO., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Maxine J. Chou

Chief Financial Officer
Title

Notary Public

Notarial Seal
Robin Kay Marchese, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires Mar. 4, 2006
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Public Accountants on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEI Investments Distribution Co. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
202
SECTION



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To SEI Investments Distribution Co.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of SEI Investments Distribution Co. and subsidiary (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2005

SEI Investments Distribution Co. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2004

(in thousands of dollars, except share data)

Assets	
Cash and cash equivalents	$ 1,888
Cash segregated in compliance with federal and other regulations	10,084
Deposits with clearing organizations	100
Receivables from customers, net of allowance for doubtful accounts of $40	699
Distribution fees receivable from affiliated funds	4,763
Distribution fees receivable from non-affiliated funds	3,786
Assets segregated at affiliate	3,648
Receivable from clearing organizations	1,448
Securities owned, at market value	68,568
Fixed assets, at cost, net of accumulated depreciation and amortization of $599	14
Loan receivable from parent	14,626
Deferred state income taxes	307
Other assets	655
Total assets	$ 110,586
Liabilities and Shareholder's Equity	
Payable to customers	$ 6,359
Distribution fees payable	4,493
Payable to funds	3,648
Payable to parent	3,034
Payable to affiliates	1,514
Deferred taxes	772
Current taxes payable	305
Payable to clearing organizations	103
Securities sold not yet purchased	2
Other liabilities	2,005
Total liabilities	22,235
Commitments and contingences	
Shareholder's equity	88,351
Total liabilities and shareholder's equity	$ 110,586

The accompanying notes are an integral part of this consolidated statement of financial condition.

(in thousands of dollars)

1. Organization and Nature of Business

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI). SIDCO serves as an introducing broker registered with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. (NASD), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated statement of financial condition includes the accounts of SIDCO and its wholly owned subsidiary, SEI Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition
SIDCO earns commissions on securities transactions executed on behalf of its clients. SIDCO records commissions on a trade date basis. Fees earned and not received are recorded in Receivables from broker-dealers on the accompanying Consolidated Statement of Financial Condition.

Distribution fees revenue are recognized in the period in which the services are performed. Fees earned and not received are recorded in Distribution fees receivable from affiliated and non-affiliated funds on the accompanying Consolidated Statement of Financial Condition.

Cash Segregated in Compliance with Federal and Other Regulations
SIDCO maintains special reserve accounts at a financial institution for the benefit of its customers. Cash of $10,084 has been segregated in these accounts in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

Payable to customers on the Consolidated Statement of Financial Condition represents primarily soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

Securities Owned
Securities owned on the accompanying Consolidated Statement of Financial Condition include $68,500 invested in Daily Income Trust, an open-ended registered investment company (money market funds) managed by SEI Investment Management Corporation (SIMC), a wholly owned subsidiary of SEI.

(in thousands of dollars)

Fixed Assets
Fixed assets consist of the following at December 31, 2004:

		Estimated Useful Lives *(in years)*
Purchased software	$ 225	3
Furniture and fixtures	388	3
	613	
Less: Accumulated depreciation	(599)	
	$ 14	

Fixed assets are recorded at historical cost.

Foreign Currency Translation
Assets and liabilities of the Canadian subsidiary are translated into U.S. dollars using the current rate of exchange at year-end.

Cash and Cash Equivalents
For financial statement purposes, SIDCO considers investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

As a broker-dealer, SIDCO is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2004 SIDCO's net capital was $68,673 compared to the minimum required capital of $1,547, which represents excess net capital of $67,126. As of December 31, 2004 SIDCO had an aggregate indebtedness to net capital ratio of .34 to 1.

4. Income Taxes

SIDCO accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, the liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are

(in thousands of dollars)

measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

At December 31, 2004, SIDCO has deferred income tax assets of $916, which is net of a valuation allowance of $2,163 and deferred tax liabilities of $3,475. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania State net operating loss. Of these amounts, $465 of deferred state income taxes is shown on the accompanying Consolidated Statement of Financial Condition and relates to states in which a unitary filing is not allowed. The remaining amounts have been settled with the parent through intercompany charges.

The tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

State deferred income taxes	$ 163
Accruals and reserves not currently deductible for tax purposes	343
Book/tax difference of recorded assets	(3,475)
Revenue recognized in different periods	410
	$ (2,559)

5. Securities Transactions

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge SIDCO has no maximum amount and applies to all trades executed through the clearing broker, SIDCO believes there is no maximum amount assignable to this right. At December 31, 2004, SIDCO has recorded no liabilities with regard to the right. During 2004, SIDCO paid no amounts to the clearing brokers related to these guarantees.

6. Commitments and Contingencies

SIDCO has several operating lease agreements, primarily for the rental of office space. These leases are month-to-month leases and, accordingly, there are no future aggregate minimum rental payments under the leases at December 31, 2004.

In the normal course of business, the Company is party to various claims as well as various regulatory examinations and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters will have a material adverse effect upon the Company's financial position or results of operations.

(in thousands of dollars)

7. Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is subject to certain management controls and policies maintained by its parent and is a party to various service agreements with affiliates of SEI. Accordingly, the financial position, results of operations, changes in shareholder's equity and cash flows of SIDCO presented in the preceding financial statements may have differed from those obtained if such relationships did not exist during the period presented.

SIDCO is a party to Distribution Agreements with several RICs, which are advised and/or administered by SIMC. SIDCO receives a fee from the RICs for distributing shares of the RICs. Distribution fees receivable amounted to $4,763 and are reflected in Distribution fees receivables from affiliated funds on the accompanying Consolidated Statement of Financial Position.

Certain costs are allocated by SEI and its affiliates to SIDCO for office space, overhead, data processing, employee benefits, and other general and administrative expenses. Certain costs are allocated by SIDCO to SEI and its affiliates for personnel, employee benefits and general and administrative expenses.

The net effect of intercompany transactions is reflected in receivable from parent on the accompanying Consolidated Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO will be billed monthly for services provided by SEI on its behalf. The Administration Services and Assumption of Liabilities agreement was terminated on November 1, 2004.

On July 19, 2004, SIDCO signed promissory notes totaling $40,000 with SEI. The notes mature on August 1, 2019 and accrue interest at 5% per year. Principal payments of $25,374 were received by SIDCO during 2004. The unpaid principal balance at December 31, 2004 was $14,626.

On July 19, 2004, SIDCO paid a $20,000 dividend to SEI. On June 30, 2004, SIDCO distributed to SEI the Company's entire ownership deficit of SEI Capital Limited in the form of a dividend of $152.

SIDCO has a royalty agreement with SEI Investments Developments, Inc., a wholly owned subsidiary of SIMC, whereby SIDCO pays SEI Investments Developments, Inc. an amount equal to eight percent of the revenues derived from the use of the SEI trademark. The payable of $670 to SEI Investments Developments, Inc. from SIDCO has been recorded in the Payable to parent account on the accompanying Consolidated Statement of Financial Condition.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

SIDCO employees participate in a SEI stock option plan. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. Stock options are granted with an

(in thousands of dollars)

exercise price equal to the fair market value of SEI's common stock on the date of grant and expire ten years from the date of grant. SEI accounts for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees.*

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI Employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85% of the fair value at the end of the stock purchase period, as defined.

8. Concentration of Credit Risk

Brokerage commissions earned by SIDCO are received by various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Consolidated Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Consolidated Statement of Financial Condition approximates their carrying value as such financial instruments are short-term in nature, except for the loan receivable from parent which management does not believe it is practicable to estimate the fair value based on the related party nature of the loan.

10. Subsequent Event

On January 14, 2005, SIDCO paid a $25,000 dividend to SEI.